SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                 TIDALWAVE HOLDINGS INC.
                     COMMON STOCK
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                      886352 10 3
                     (CUSIP NUMBER)
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                  1831 N.E. 45th Street
                Ft. Lauderdale, Florida 33428
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                      JULY 23, 1999
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       LEON KLINE
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 1,145,948
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 1,145,948
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 1,145,948
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         2.27% (as of October 25, 2000)
                         5.24% (as of July 23, 1999)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Tidalwave Holdings Inc.
Common Stock, $.001 par value.
1831 N.E. 45th Street
Ft. Lauderdale, Florida 33428
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:        Leon Kline
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(b) Address:     9880 Grand Verde Way, #1601
                 Boca Raton, Florida 33428
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Leon Kline, acquired the shares of the
Issuer upon formation of the Company in exchange for incorporation of the Issuer and his future corporate services as the Company's President, Chief Executive Officer and Treasurer.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is based on the
Issuer's status as a Reporting Company.  On May 24, 1999,
the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on July 23,
1999. On July 23, 1999, Mr. Kline held 1,145,948 shares of Common Stock of the Issuer, which represented 5.24% of the issued and outstanding shares of the Issuer. On October 25, 2000, Mr. Kline held 1,145,948 shares of Common Stock of the Issuer, which represented 2.27% of the issued and outstanding shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Leon Kline currently holds 1,145,948 of the issued and
outstanding common shares of the Issuer, or 2.27% of the issued and outstanding shares.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has no contracts, arrangements,
understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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None
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: October 26, 2000    Signature: /s/ Leon Kline
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                                         LEON KLINE
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